CBRE, Inc. Gil Borok Chief Financial Officer	11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025 310 405 8909 T 310 405 8950 F gil.borok@cbre.com www.cbre.com

July 15, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Jennifer Monick, Senior Staff Accountant

RE:	CBRE Group, Inc.
File No. 1-32205
Form 10-K for the year ended December 31, 2012

Dear Ms. Monick:

Reference is made to the additional comment of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated July 1, 2013. We have considered the Staff’s comment, and set forth below is the Staff’s comment and the Company’s response.

For convenience of reference, we have set forth your comment in italics below, with the Company’s response following such comment.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Warehouse Receivables, page 85

1.	We note your response to our prior comment three. Please tell us how you considered the loss sharing arrangement in your determination of whether or not a sale has occurred. Please refer to paragraph 46 of ASC 860-10-55.

Company Response

Per the guidance in paragraph 46 of ASC 860-10-55, the Company accounts for the transfer of receivables (loans) in their entirety with recourse as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation when the conditions in paragraph 860-10-40-5 are met. The Company notes that in relation to the conditions listed in the aforementioned paragraph, the transferred financial assets have been isolated from the Company - put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. Furthermore, the transferees are not constrained from pledging or exchanging the assets (loans) they receive and no condition exists that constrains the transferees from taking advantage of their right to pledge or exchange or that provides more than a trivial benefit to the Company (transferor). In addition, the loss sharing provision does not result in an effective control by the Company over the transferred financial assets as in the event of a loss: (i) the Company is not obligated to repurchase or redeem the associated loan; (ii) the event of a loss does not result in the unilateral ability of the transferees to return specific financial assets nor does it provide a more-than-trivial benefit to the Company, attributable to that ability; and (iii) there is no agreement that permits the transferees to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferees that it is probable that the transferees will require the transferor to repurchase them. The loss share provision only results in the Company sharing a preset portion of the losses that may be incurred by the transferees and does not involve the redemption or return of the associated financial assets.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ Gil Borok
Gil Borok
Chief Financial Officer